Filed by Dragoneer Growth Opportunities Corp. II Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Dragoneer Growth Opportunities Corp. II Commission File No. 001-39709 Date: November 30, 2021 Wells Fargo 5th Annual TMT Summit November 2021

Disclaimers and Other Important Information Disclaimer This presentation (this “Presentation”) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Papay Topco, Inc. (“Cvent”) and Dragoneer Growth Opportunities Corp. II (“Dragoneer”) and related transactions (the “Potential Business Combination”) and for no other purpose. By reviewing or reading this Presentation, you will be deemed to have agreed to the obligations and restrictions set out below. No person has been authorized to make any statement concerning Dragoneer or Cvent other than as will be set forth in the offering materials related to the Potential Business Combination, and neither Dragoneer nor Cvent takes any responsibility for any such information. This Presentation and any oral statements made in connection with this Presentation do not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Potential Business Combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent permitted by law, in no circumstances will Dragoneer, Cvent or any of their respective subsidiaries, stockholders, members, affiliates, representatives, partners, directors, officers, employees, advisors or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Dragoneer nor Cvent has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. Recipients of this Presentation are not to construe its contents, or any prior or subsequent communications from or with Dragoneer, Cvent or their respective representatives as investment, legal or tax advice. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Cvent, Dragoneer or the Potential Business Combination. Recipients of this Presentation should each make their own evaluation of Cvent, Dragoneer and the Potential Business Combination and of the relevance and adequacy of the information and should make such other investigations as they deem necessary before making an investment or voting decision. Statements other than historical facts, including but not limited to those concerning (i) the Potential Business Combination, (ii) market conditions or (iii) trends, consumer or customer preferences or other similar concepts with respect to Dragoneer, Cvent or the Potential Business Combination, are based on current expectations, estimates, projections, targets, opinions and/or beliefs of Dragoneer and the applicable Companies or, when applicable, of one or more third-party sources. Such statements involve known and unknown risks, uncertainties and other factors, and undue reliance should not be placed thereon. In addition, no representation or warranty is made with respect to the reasonableness of any estimates, forecasts, illustrations, prospects or returns, which should be regarded as illustrative only, or that any profits will be realized. The metrics regarding select aspects of Dragoneer’s and Cvent's operations were selected by Dragoneer and Cvent on a subjective basis. Such metrics are provided solely for illustrative purposes to demonstrate elements of Dragoneer’s and Cvent's businesses, are incomplete, and are not necessarily indicative of Dragoneer’s and Companies’ performance or overall operations. There can be no assurance that historical trends will continue.

Forward-Looking Statements This Presentation contains certain forward-looking statements, including statements regarding the benefits of the Potential Business Combination, the anticipated timing of the Potential Business Combination, the products and services offered by Cvent and the markets in which it operates, and Cvent’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Presentation, including, but not limited to: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Potential Business Combination, (ii) the outcome of any legal proceedings that may be instituted against Dragoneer, the combined company or others following the announcement of the Potential Business Combination and any definitive agreements with respect thereto, (iii) the inability to complete the Potential Business Combination due to the failure to obtain approval of the shareholders of Dragoneer, to obtain financing to complete the Potential Business Combination or to satisfy other conditions to closing, (iv) changes to the proposed structure of the Potential Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Potential Business Combination, (v) the ability to meet stock exchange listing standards following the consummation of the Potential Business Combination, (vi) the risk that the Potential Business Combination disrupts current plans and operations of Cvent as a result of the announcement and consummation of the Potential Business Combination, (vii) the ability to recognize the anticipated benefits of the Potential Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees, (viii) costs related to the Potential Business Combination, (ix) changes in applicable laws or regulations, (x) the possibility that Cvent may be adversely affected by other economic, business, and/or competitive factors, (xi) estimates of expenses and profitability, (xii) the impact on Cvent’s operations and financial condition from the effects of the current COVID-19 pandemic, (xiii) Cvent’s ability to attract and retain new customers, (xiv) Cvent’s ability to maintain and expand relationships with hotels and venues, (xv) the impact of a data breach or other security incident involving Cvent’s or its customers’ confidential or personal information stored in Cvent’s or its third-party service providers’ systems, (xvi) risks associated with indemnity provisions in some of Cvent’s agreements, (xvii) the competitiveness of the market in which Cvent operates, (xviii) the impact of a disruption of Cvent’s operations, infrastructure or systems, or disruption of the operations, infrastructure or systems of the third parties on which Cvent relies, (xix) Cvent’s ability to renew agreements with and sell additional solutions to its customers, (xx) the impact of declines or disruptions in the demand for events and meetings, (xxi) Cvent’s history of losses and ability to achieve profitability in the future, and (xxii) and uncertainties set forth in the section entitled “Summary Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Dragoneer’s Annual Report on Form 10-K for the period ended December 31, 2020 and other risks included under the title “Summary Risk Factors” on page 36 hereof other risks. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the documents filed by Dragoneer from time to time with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” section in the registration statement on Form S-4 and the proxy statement included therein (the “Registration Statement”) that Dragoneer filed relating to the Potential Business Combination and the “Risk Factors” section of other documents that Dragoneer files with the SEC from time to time. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Dragoneer and Cvent assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Dragoneer nor Cvent gives any assurance that either Dragoneer or Cvent, respectively, will achieve its expectations.

Use of Projections This Presentation contains projected financial information with respect to Cvent. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecasts are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that results reflected in such forecasts will be achieved. The performance projections and estimates are subject to the ongoing COVID-19 pandemic, and have the potential to be revised to take into account further adverse effects of the COVID-19 pandemic on the future performance of Dragoneer and Cvent. Projected returns and estimates are based on an assumption that public health, economic, market, and other conditions will improve; however, there can be no assurance that such conditions will improve within the time period or to the extent estimated by Dragoneer and Cvent. The full impact of the COVID-19 pandemic on future performance is particularly uncertain and difficult to predict, therefore actual results may vary materially and adversely from the Projections included herein. There are numerous factors related to the markets in general or the implementation of any operational strategy that cannot be fully accounted for with respect to the Projections herein. Any targets or estimates are therefore subject to a number of important risks, qualifications, limitations, and exceptions that could materially and adversely affect Dragoneer and Cvent's performance. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of Dragoneer and Cvent and its affiliates. Non-GAAP Financial Terms Some of the projected financial information and data contained in this Presentation, such as Adjusted Revenue, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Gross Margin, Adjusted Sales & Marketing as a % of Revenue, Adjusted Research & Development as a % of Revenue, Adjusted General & Administrative as a % of Revenue, and Adjusted Free Cash Flow Margin have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). Cvent and Dragoneer believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Cvent’s financial condition and results of operations. Cvent’s management uses these non-GAAP measures for trend analyses and for budgeting and planning purposes. Cvent and Dragoneer believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends and in comparing Cvent’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management of Cvent does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Cvent’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. You should review the audited financial statements of Cvent and certain businesses acquired by Cvent that are presented in the Registration Statement filed with the SEC, and not rely on any single financial measure to evaluate Cvent’s business. [A reconciliation of forecasted or projected non-GAAP financial measures in this Presentation to the most directly comparable GAAP financial measures is not included, because, without unreasonable effort, Cvent is unable to predict with reasonable certainty the amount or timing of non-GAAP adjustments that are used to calculate these non-GAAP financial measures. A reconciliation of historical Non-GAAP financial measures to the most directly comparable GAAP financial measure can be found at the end of this Presentation. Unless otherwise specified, all Cvent financial information herein is presented on a pro forma basis.

Trademarks This Presentation contains trademarks, service marks, tradenames and copyrights of Cvent, Dragoneer and other companies, which are the property of their respective owners. The use herein does not imply an affiliation with, or endorsement by, the owners of these service marks, trademarks and tradenames. Third-party logos herein may represent past customers, present customers or may be provided simply for illustrative purposes only. Inclusion of such logos does not necessarily imply affiliation with or endorsement by such firms or businesses. There is no guarantee that either Dragoneer or Cvent will work, or continue to work, with any of the firms or businesses whose logos are included herein in the future. No Offer or Solicitation This Presentation shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This Presentation shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information In connection with the Business Combination, Dragoneer has filed with the SEC the Registration Statement, which includes a preliminary prospectus and preliminary proxy statement. Dragoneer has mailed a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This Presentation is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Dragoneer has sent to its shareholders in connection with the Business Combination. The information filed by Dragoneer contains substantially more information about Cvent than is being furnished with this Presentation and may contain information that an investor will consider important in making a decision regarding an investment in Dragoneer securities. INVESTORS AND SECURITY HOLDERS OF DRAGONEER ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH DRAGONEER’S SOLICITATION OF PROXIES FOR ITS EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION (AND RELATED MATTERS), AS WELL AS ANY AMENDMENTS THERETO, AND THE EFFECTIVE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH SUCH SOLICITATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. The definitive proxy statement/final prospectus has been mailed to shareholders of Dragoneer as of the record date of October 29, 2021 for voting on the Business Combination. Shareholders are also able to obtain copies of the proxy statement/prospectus, without charge at the SEC’s website at www.sec.gov or by directing a request to: Dragoneer Growth Opportunities Corp. II, One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129. Participants in the Solicitation Dragoneer, Cvent and certain of their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Dragoneer’s shareholders in connection with the Business Combination. DRAGONEER’S SHAREHOLDERS AND OTHER INTERESTED PERSONS MAY OBTAIN, WITHOUT CHARGE, MORE DETAILED INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF DRAGONEER IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020, WHICH WAS FILED WITH THE SEC ON MARCH 31, 2021 AND IN ITS QUARTERLY REPORTS ON FORM 10-Q FOR THE QUARTERS ENDED MARCH 31, 2021, JUNE 30, 2021 AND SEPTEMBER 30, 2021, WHICH WERE FILED WITH THE SEC ON JUNE 21, 2021, AUGUST 16, 2021 AND NOVEMBER 15, 2021, RESPECTIVELY. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO DRAGONEER’S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION AND OTHER MATTERS TO BE VOTED AT THE SPECIAL MEETING ARE SET FORTH IN THE REGISTRATION STATEMENT FOR THE BUSINESS COMBINATION. Investors and Dragoneer’s shareholders may obtain more detailed information regarding the names and interests in the Business Combination of Dragoneer’s directors and officers in Dragoneer’s filings with the SEC, including the Registration Statement filed with the SEC by Dragoneer, which includes the proxy statement of Dragoneer for the Business Combination, and such information and names of Cvent’s directors and executive officers are also in the Registration Statement filed with the SEC by Dragoneer, which includes the proxy statement of Dragoneer for the Business Combination.

1

Investment Thesis (1) 1 We have a TAM of ~$30 Billion 2 We are a market leader in meetings & events software 3 We have a leading cloud-based platform for virtual, in-person, and hybrid events We believe we are poised to be a significant beneficiary of the 4 digitization of our industry that COVID accelerated 2 (1) Frost & Sullivan Events Technology Global TAM for 2021/2022

Cvent: The Big Picture Positioned to Continue to be a Global Category Leader $1Tn $30B 1-3% of an enterprise’s total revenue Total Addressable Global Spend on (3) (2) is spent on meetings and events Market (1) Meetings & Events (1): BTN Group Travel and Meetings Management Integrations (2014) (2): Frost & Sullivan Events Technology Global TAM for 2021/2022 (2021) 3 (3): BTN Group Travel and Meetings Management Integrations (2014)

Virtual and Hybrid Trends The New Event Landscape Has Caused 3 Fundamental Shifts in the Meetings & Events Industry More More More Event Registrations/ Events Technology Attendees Broader reach Lower cost to host Technology platform is More accessible Proven ROI now the venue 4

1 Event Technology Spend By Delivery Model Virtual Hybrid In-Person 27% 26% 46% 5 (1): Frost & Sullivan Events Technology Global TAM for 2021/2022 (2021)

Virtual-Related Bookings Multiple Cvent Modules Are Needed to Execute and Produce Virtual Events Virtual Module Exhibitor Speaker MarTech 1:1 Mobile Event Streaming & Appointments Mgmt Mgmt Integrations App Registration Virtual Engagement (1) $69M ~$266M (2) in Virtual-Related Bookings (1): As of June 30, 2021 6 (2): TTM as of June 30, 2021

New Growth Vector: Virtual & Hybrid Events Virtual & Hybrid Events Represent a Large & Untapped Opportunity Virtual Bookings Growth ($M) $266 700%+ Growth $32 (2) (1) Pre Pandemic Virtual ACV Bookings Pandemic Virtual ACV Bookings (1): TTM as of December 31, 2019 7 (2): TTM as of June 30, 2021

Driver #1: New Logos Continuing to See Momentum in Q3’2021 New Logo Acquisition $900K $536K $900K $190K 3 Year Term 3 Year Term 3 Year Term 2 Year Term Global Marketing Association Global Consulting Firm State Transportation Agency American Racing Company $188K $185K $90K $145K 2 Year Term 2 Year Term 1 Year Term 1 Year Term Global Financial News Agency National Medical Association Landscape Architecture Firm US Government Contractor $1M $546K $183K $160K 3 Year Term 2 Year Term 1 Year Term 2 Year Term Public IT Service Division within a Publicly Large North American Multidisciplinary Scientific Management Company Traded Phama Company Industrial Supply Distributor Professional Organization 8 All Numbers are Total Contract Value as of 9/30/2021

Driver #2: Expansion within the Install Base In-Person, Virtual, and Hybrid Events Continues to be True Customer Multiplier in Q3’2021 $408K $116K $72K $98K 2.4x 22.8x 11.5x 8.5x Large EdTech US Government National Psychiatric European Mathematics Corporation Agency Association Association $119K $85K $101K $54K 3.8x 5.9x 3.1x 3.0x Publicly Traded Cybersecurity Mid-Sized Public Leading Distributor of Private American Healthcare Software Company Janitorial Supplies NY University Supply Company $82K $73K $95K $63K 3.2x 3.0x 21x 3.8x Largest Accounting Firm Publicly Traded Multinational Publicly Traded Software New Mexico in Southern US Energy Corporation Non-Profit Company 9 All numbers reflect the net increase in Annual Recurring Revenue for these specific customers from end of Q2’21 to end of Q3’21

Driver #2: Expansion within the Install Base

Large, Under-Penetrated Opportunity Within Existing Install Base


~$3.2B
~$2.7B Whitespace Opportunity
$514M
2021 Estimated Revenue(1)
Total Estimated TAM from Existing Customers(2)

This existing customer whitespace TAM reflects:

- Opportunity for wider licensing of solutions already in use
- Cross Sell/Upsell of new solutions

(1): 2021 Estimated Revenue is the midpoint of the revised guidance provided on November 8, 2021 Earnings Call
(2): TAM is estimated by applying Frost & Sullivan Size Band TAM to Cvent customer base as of June 30, 2021

10

Attractive Financial Profile Positions Cvent for Success 1 Formerly publicly traded company with track record of execution Highly predictable recurring revenue model with diversified customer base 2 Demonstrated ability to grow at scale and accelerate growth following past financial 3 downturns Scalable business model with opportunity for significant margin expansion 4 11

(1) Highly Predictable Recurring Revenue Model Multi – Year Deal Culture Further Increases Predictability Non- Recurring Revenue Recurring Revenue 92% 8% Recurring Professional Services/ Software Subscriptions Services and (2) (3) Other Transactions 8% 79% 13% Contracts 1 to 5 Years >50% Multi-Year Contracts (1) Percentages based on 2018/2019 averages – We do not believe the 2020 revenue breakdown is representative of our typical breakdown due to the global COVID-19 pandemic (2) Recurring services related to Onsite and Attendee Hub and payment transaction fees related to merchant services (3) One-time professional services and revenue from annual client conference 12

Highly Diversified and Engaged Customer Base 58% ~23,000 108% Multi-Year Contracts as % of (1) (2) Customers Net Dollar Retention Rate Total Contracts Signed (3) Annually <1% 48% 700+ Largest Customer as (2) (3) % Of Event Cloud Customers that >$100k ARR Clients % of Cvent Revenue (1) Use More than One Cvent Product (1) As of June 30, 2021 (2) As of December 31, 2019; As of December 31, 2020, net dollar retention rate was 89% and number of clients over $100k ARR was 666. We do not believe the 2020 net dollar retention rate and number of clients over $100k ARR are representative of our typical performance due to the global COVID-19 pandemic. 2019 net dollar retention calculated by dividing 2019 revenue by the 2018 revenue for the same set of customers. 13 (3) For the year ended December 31, 2020

(1) Long-Term Track Record of Adjusted Revenue Growth Cvent Long-Term Performance Highlights Secular Growth Opportunity ($MM) $572 Vista Acquisition $481 & Lanyon Merger $415 Growth Re-Acceleration Following 2008 Financial Crisis $231 $188 $142 $111 $83 $61 $45 $32 $26 $19 $12 $8 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 Total 55% 60% 37% 22% 42% 35% 37% 33% 28% 32% 23% 79% 16% 19% (1) Adjusted Revenue is a non-GAAP metric. Please find a reconciliation of Adjusted Revenue to GAAP Revenue, its most directly comparable GAAP metric, in the appendix. For the years 2005 to 2015, we did not adjust our revenue, and thus the graph represents GAAP revenue during those years. (2) Full year 2013 to 2015 (2016 excluded since Vista acquisition was announced in April 2016) 14

Third Quarter 2021 Revenue Results Event Cloud Revenue Growth Spikes to 27% Revenue by Cloud (000’s) $134.1 13.1% $118.5 $92.5 27.2% $72.7 -9.2% $45.8 $41.6 Q3 2020 Q3 2021 Hospitality Cloud Event Cloud 15

Strong Return to YoY Revenue Growth Bouncing Off the Trough 22% 13% 12% Q1 2020 Q2 2020 Q3 2020 4Q 2020 Q1 2021 Q2 2021 Q3 2021 Q4 2021E -2% -9% -16% -20% -26% FIRST GROWTH COVID IMPACT QUARTER SINCE STARTS COVID 16

Fourth Quarter and Full Year 2021 Guidance Cvent Increasing Guidance Due to Strength of Q3 and Strong Business Momentum Fourth Quarter 2021 ($000’) Full Year 2021 ($000’) Previous Guidance Updated Guidance Previous Guidance Updated Guidance Revenue Amount $138.7 $139.9 to $141.1 $507.4 $514.1 to $515.3 YoY Growth 20.1% 21.1% to 22.2% 1.7% 3.1% to 3.3% (1) Adjusted EBITDA Amount n/a $21.8 to $22.7 $90.0 $92.7 to $93.6 Margin n/a 15.6% to 16.1% 17.7% 18.0% to 18.2% (1): The Company has not reconciled the Adjusted EBITDA forward-looking guidance included in this investor presentation to the most directly comparable GAAP measure because certain items are out of the Company’s 17 control or cannot reasonably be predicted, as the items are uncertain, depend on various factors, and could have a material impact on GAAP reported results for the guidance period. Accordingly, a reconciliation of forward-looking Adjusted EBITDA is not available without unreasonable effort.

Continuing to See Business Metrics Recovering Net Dollar Retention Rising Net Dollar Retention Rate 108% 90% 89% 85% 84% 2019 2020 Q1 2021 Q2 2021 Q3 2021 18

Continuing to See Business Metrics Recovering Record Number of Customers with Over $100K ARR Number of Clients with >$100k ARR 819 764 722 719 666 2019 2020 Q1 2021 Q2 2021 Q3 2021 19

Adjusted EBITDA and Free Cash Flow Free Cash Flow Increases Significantly Despite Investments for Growth (1) (2) Adjusted EBITDA Margin Free Cash Flow Before Interest Payments $21.9 30.5% 17.5% $5.2 3Q 2020 3Q 2021 3Q 2020 3Q 2021 Reasons for Increase: Reasons for Decrease: § Strong client cash collections § Investing for growth – virtual and hybrid opportunity § Bookings growth § 2020 not representative given extreme cost saving measures taken (1) in response to COVID Adjusted EBITDA Margin is a non-GAAP metric. Please find a reconciliation of Adjusted EBITDA Margin to Net Income (Loss) Margin, its most directly comparable GAAP metric, in the appendix. § Year-to-date 2021 margin (18.9%) consistent with pre-COVID 2019 Benefits from the impact of capitalized software - ~8% of revenue (19.0%) (1) Free cash flow excludes interest payments made on long-term debt since they are not related to 20 the operations of the business.

Attractive Financial Model – Balancing Growth with Profitability (1)(2) Adjusted EBITDA Margin 26.0% 19.7% 17.8% 17.7% 16.5% 2019 2020 2021E 2022E 2023E (1) Benefits from the impact of capitalized software - ~8% of revenue (2) Adjusted EBITDA Margin is a non-GAAP metric. Please find a reconciliation of Adjusted EBITDA Margin to Net Income (Loss) Margin, its most directly comparable GAAP metric, in the appendix. We are not able to forecast Net Income (Loss) Margin on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect GAAP Net Income (Loss), and therefore have not provided a reconciliation of forward-looking Adjusted EBITDA Margin. Please see “Disclaimers and Other Important Information – Financial Information: 21 Non-GAAP Financial Terms” for risks related to non-GAAP metrics.

Long-Term Modeling Guidance

	Long-Term Target
Adjusted Gross Margin[1] as % of Revenue	76% to 78%
Adjusted Sales & Marketing[1] as % of Revenue	17% to 19%
Adjusted Research & Development[1] as % of Revenue	12% to 14%
Adjusted General & Administrative[1] as % of Revenue	6% to 8%
Adjusted EBITDA Margin[1][2]	35% to 40%
Capital Expenditures as % of Revenue[3]	5% to 7%
Adjusted Free Cash Flow Margin[4][5]	20% to 25%

[1] These represent non-GAAP metrics. We are not able to forecast each line item's most directly comparable GAAP metric on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect each GAAP metric, and therefore have not provided a reconciliation of each long-term target. Please see "Disclaimers and Other Important Information – Financial Information: Non-GAAP Financial Terms" for risks related to non-GAAP metrics.

[2] Adjusted EBITDA Margin includes the benefit of capitalized software development costs (~6% of revenue).

[3] Capital expenditures consist primarily of capitalized software development costs.

[4] Adjusted Free Cash Flow Margin is a non-GAAP metric. Please see our disclaimer slide for risks related to non-GAAP metrics. Adjusted Free Cash Flow Margin assumes no cash increase or decrease from change in working capital and tax payments reflective of a ~30% effective tax rate.

[5] Cvent does not expect to be a federal income taxpayer over the next several years as a result of amortization of intangibles and NOL balance. Company currently has a $449 million gross ($94 million on a tax effected basis) U.S. federal net operating loss carryforward as of December 31, 2020. Adjusted free cash flow margin does not assume any debt service.

22

Key Takeaways

1. A Market Leader
   - ~$266M in Virtual Bookings[1]
   - Virtual & Hybrid is a new vector of growth
   - Our install base is ripe for virtual penetration; only 12%[2] of install base has purchased the virtual module
   - Net Retention expected to grow to 115% in the next two years

2. Resilient & Durable Business Model
   - Compared to the same time period in 2019, bookings from Jan – June 2021 are only down <5%

3. Strength of One Cvent Platform:
   - Cvent's platform supports nearly any type of in-person, virtual, and hybrid event
   - FLEX & Virtual Module are built on a new and modern tech stack
   - Hospitality Cloud is a true competitive differentiator

4. TAM is ~$30B[3]
   - Huge opportunity with expanding TAM and several key growth drivers

(1): TTM as of June 30, 2021 for Bookings Associated with Virtual Events
(2): As of June 30, 2021
(3):Frost & Sullivan Events Technology Global TAM for 2021/2022

23

Appendix

Adjusted Revenue Reconciliation Years Ending December 31, 2016 2017 2018 2019 Revenue $229,019 $404,281 $480,015 $567,604 Adjustments: (1) Impact of adjustments to acquired unearned revenue 2,636 11,229 2,481 4,876 Adjusted Revenue $231,655 $415,511 $482,496 $572,480 (1) Represents the impact of adjustments to acquired unearned revenue relating to services billed by an acquired company, including Cvent (related to Vista acquisition), QuickMobile, Social Tables, DoubleDutch and Wedding Spot, prior to our acquisition of that company. These adjustments represent the difference between the revenue recognized based on management’s estimate of fair value of acquired unearned revenue and the receipts billed prior to the acquisition, less revenue recognized prior to the acquisition.

Adjusted EBITDA and Adjusted EBITDA Margin Reconciliation Year Ended December 31, Three Months Ended September 30, Nine Months Ended September 30, 2019 2021 2020 2021 2020 Adjusted EBITDA: Net loss $ (26,126) $ (14,375) $ (64,536) $ (67,082) $(91,761) Adjustments Interest expense 7,546 8,151 22,717 27,695 47,875 Amortization of deferred financing costs anddebt discount 3,836 938 948 2,823 2,852 Loss on divestitures, net - - - 9,634 - Other income, net (1,864) (461) (6,135) (1,919) 294 Provision for income taxes 1,968 648 5,294 4,870 (6,013) Depreciation 2,493 3,698 8,478 11,966 16,163 Amortization of software development costs 15,508 15,266 45,917 43,860 48,572 Intangible asset amortization 12,757 13,491 38,721 40,416 55,815 Stock-based compensation expense 8,387 4,879 16,811 14,557 18,833 Restructuring expense 1,212 2,634 1,777 6,568 3,230 Cost related to acquisitions 60 112 1,245 788 4,164 Other items 7,096 544 1,162 (2,256) 4,441 Adjusted EBITDA $108,104 $ 23,423 $ 36,153 $ 70,856 $ 98,646 Adjusted EBITDA Margin: Revenue $567,604 $ 134,058 $ 118,507 $ 374,159 $ 383,216 Net loss margin (16.2)% (19.5)% (12.1)% (17.2)% (17.5)% Adjusted EBITDA margin 19.0% 17.5% 30.5% 18.9% 25.7%

Adjusted Free Cash Flow Reconciliation Three Months Ended September 30, 2021 2020 Net Cash Provided by Operating Activities $25,960 $7,011 Adjustments: Purchase of Property and Equipment (786) (723) Capitalized Software Development Costs (10,823) (9,276) Interest Paid 7,540 8,151 Adjusted Free Cash Flow $21,891 $5,163

Summary Risk Factors This risk factors summary does not contain all of the information that may be important to you. Additional and more detailed risks, beyond those summarized below or discussed elsewhere in this Presentation, may apply to our business, activities or operations as currently conducted or as we may conduct them in the future or in the markets in which we operate or may in the future operate and will be disclosed in the registration statement and the proxy statement included herein that Dragoneer intends to file with the SEC relating to the potential Business Combination. Risks Relating to the Global COVID-19 Pandemic • The effects of the COVID-19 pandemic have materially affected how we and our customers are operating our businesses, and the duration and extent to which this will impact our future results of operations and overall financial performance remains uncertain. Risks Relating to Cvent’s Business and Industry Operational Risks • We are substantially dependent upon the addition of new customers and the continued growth of the market for our event marketing and management solutions. • Our Hospitality Cloud business depends on maintaining and expanding our relationships with hotels and venues. • Data published by third parties and internally generated data and assumptions may prove to be inaccurate. In particular, the estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all. • If the security of our or our customers’ confidential or personal information stored in our or our third- party service providers’ systems is breached or otherwise subjected to unauthorized access, our business could be materially and adversely affected, our reputation may be severely harmed and we may be exposed to liability. • We have indemnity provisions under our contracts with our customers, vendors, lessors, business partners and other parties, which could have a material adverse effect on our business. • We face significant competition from established and new companies offering event marketing and management software. • Disruption of our operations, infrastructure or systems, or disruption of the operations, infrastructure or systems of the third parties on which we rely, could damage our reputation and result in credits to customers or a loss of users, which would harm our business and operating results. • Our business depends substantially on renewing agreements with existing customers and selling additional solutions to them. Any decline in—or failure to grow—our customer renewals or expansions would likely harm our future operating results. • We target large customers, and sales to these customers involve risks that may not be present or are present to a lesser extent with sales to smaller customers. Large customers often demand more configuration and integration services, or customized features and functions that we may not offer. Failure to secure new large customers, deepen our penetration of our large customer base or the loss of large customers would have an adverse effect on our annual recurring revenue, business and operating results. • Our net dollar retention rate may decline or fluctuate. • Our business is substantially dependent upon the continued strength of the market for on-demand software solutions. • If we lose access to third-party licenses, our software product development and production may be delayed or we may incur additional expense to modify our products or products in development. • If we fail to comply with our obligations under license or technology agreements with third parties, we may be required to pay damages and we could lose license rights that are critical to our business.

Summary Risk Factors • We have experienced rapid growth and significant organizational change in recent periods and expect continued future growth, both organically and by acquisitions. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately. • Failure to adequately expand our sales force will impede our growth. • In the past we have completed acquisitions and may acquire or invest in other companies or technologies in the future, which could divert management’s attention, fail to meet our expectations, result in additional dilution to our stockholders, increase expenses, disrupt our operations and harm our operating results. • Our long-term success depends, in part, on our ability to operate offices located outside of the United States, including India. • Our business is susceptible to declines or disruptions in the demand for meetings and events, including those due to economic downturns, natural disasters, geopolitical upheaval and global pandemics. • We are dependent in part upon our relationships with our strategic partners to sustain the flow of RFPs through the Hospitality Cloud. • We rely on third-party mobile application platforms such as the Apple App Store and the Google Play Store to distribute our mobile applications. Our business will suffer if we are unable to maintain a good relationship with such platform providers, if their terms and conditions or pricing change to our detriment, if we violate, or if a platform provider believes that we have violated, the terms and conditions of its platform, or if any of these platforms are unavailable for a prolonged period of time. • We have experienced losses, both in 2020 and in prior years, and we may not achieve profitability in the future. • If we do not continue to innovate and provide solutions that are useful to our customers and event registrants and attendees, we may not remain competitive, and our revenue and operating results could suffer. • Our sales cycle can be lengthy and unpredictable, which may cause our operating results to vary significantly. • We rely on the performance of highly skilled personnel, including senior management and our sales and technology professionals; if we are unable to retain or motivate key personnel or hire, retain and motivate qualified personnel, our business would be harmed. • Our ability to introduce new products and features is dependent on adequate research and development resources. If we do not adequately fund our research and development efforts, we may not be able to compete effectively and our business and operating results may be harmed. • Seasonality may cause fluctuations in our revenue, sales, billings, cash flow, operating expenses and operating results. • If we fail to offer high-quality customer support, our business and reputation would suffer. • Our business could be adversely affected if our users are not satisfied with the deployment, training and support services provided by us and our partners. • The loss of one or more of our large enterprise customers could negatively affect our ability to market our platform. • Contractual disputes with our customers could be costly, time-consuming and harm our reputation. • We derive a substantial portion of our revenue with hoteliers and venues from advertising and any significant reduction in spending by advertisers on our platforms could harm our business. • If we do not continue to innovate and provide solutions that are useful to our customers and event registrants and attendees, we may not remain competitive, and our revenue and operating results could suffer. • Our sales cycle can be lengthy and unpredictable, which may cause our operating results to vary significantly.

Summary Risk Factors • We may experience delays in product and service development, including delays beyond our control, which could prevent us from achieving our growth objectives and hurt our business. • Our onsite solutions present different risks than our cloud solutions. • If we do not or cannot maintain the compatibility of our solutions with third-party applications that our customers use in their businesses, demand for our solutions could decline. • Incorrect or difficulty with implementation of our software could result in customer dissatisfaction and negatively affect our business, financial condition, results of operations and growth prospects. • We rely on data provided by third parties, the loss of which could limit the functionality of our platform and disrupt our business. • Privacy concerns and end users’ acceptance of Internet behavior tracking may limit the applicability, use and adoption of our platform. • If Internet search engines’ methodologies are modified, our search engine optimization efforts are deficient or our search result page rankings decline for other reasons, participant engagement in our websites and online communities could decline. • We rely on third-party data center hosting facilities to deliver our platform to our customers, and any disruption in service from such third-party data center hosting facilities or material change to our arrangement with such providers could adversely affect our business. • If we cannot maintain our corporate culture as we grow, we could lose the innovation, teamwork, passion and focus on execution that we believe contribute to our success, and our business may be harmed. • Economic and market conditions, particularly those affecting our customers, have harmed and may continue to harm our business.

Summary Risk Factors Legal and Regulatory Risks • We are subject to stringent U.S. and foreign data privacy and protection laws, rules, regulations, policies, industry standards and contractual obligations, and our failure to comply could subject us to fines and damages and would harm our reputation and business. • Federal, state and foreign laws impose certain obligations on the senders of commercial emails, which could minimize the effectiveness of our event marketing and management email solutions, limit our ability to market to prospective customers and impose financial penalties for noncompliance. • We are subject to the rules and regulations adopted by the payment card networks, such as Visa, MasterCard and American Express, and if we fail to adhere to their rules and regulations, we would be in breach of our contractual obligations to payment processors and merchant banks, which could subject us to damages and liability and could eventually prevent us from processing or accepting credit card payments. • Our intellectual property rights are valuable, and any failure to adequately obtain, maintain, protect, defend or enforce our intellectual property rights in the United States and abroad could harm our business and operating results. • We have in the past been and may in the future be subject to claims by third parties that we infringe, misappropriate or otherwise violate their intellectual property rights, which could result in significant costs and have a material adverse effect on our business, operating results and financial condition. • Some of our applications utilize open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business. • Changes in laws and regulations related to the Internet or changes in the Internet infrastructure itself may diminish the demand for our products, and could have a negative impact on our business. • We are a multinational organization faced with increasingly complex tax issues in many jurisdictions, including in the United States, and we could be obligated to pay additional taxes in various jurisdictions. • Our business may be adversely affected by third-party claims, including by governmental bodies, regarding the content and advertising distributed by our customers through our service. • Economic conditions and regulatory changes resulting from the United Kingdom’s exit from the E.U. could adversely affect our business, financial condition and results of operations. Finance and Financial Reporting Risks • Because we generally recognize revenue from subscriptions ratably over the term of the agreement, near term changes in sales may not be reflected immediately in our operating results and remaining performance obligations may not be accurate indicators of business activity within a period. • Our reported results of operations may be adversely affected by changes in accounting principles generally accepted in the United States. • Our ability to utilize our net operating loss carryforwards may be limited. • We are exposed to fluctuations in currency exchange rates. • Failure of our customers to pay the amounts owed to us, or to pay such amounts in a timely manner, may adversely affect our financial condition and operating results. • Impairment of goodwill and other intangible assets would result in a decrease in earnings.

Summary Risk Factors Risks Related to Our Indebtedness • Our existing indebtedness could adversely affect our business and growth prospects. • Despite current indebtedness levels and restrictive covenants, we may still be able to incur substantially more indebtedness or make certain restricted payments, which could further exacerbate the risks associated with our substantial indebtedness. • We may not be able to generate sufficient cash flow to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful. • The terms of the financing documents governing our Term Loan Facility restrict our current and future operations, particularly our ability to respond to changes or to take certain actions. • We may be unable to refinance our indebtedness. • A lowering or withdrawal of the ratings assigned to our debt securities by rating agencies may increase our future borrowing costs and reduce our access to capital. • Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations.

Transcript Accompanying Presentation

Mr. Aggarwal:

Quick refresher – Cvent was founded in 1999. We’re a SaaS company with an integrated live marketing and engagement platform that helps our customers manage their total event program. If you look at the hexagons in the middle, you can see that organizations use our software to plan & organize events, promote & market them to drive attendance, Execute and deliver an engaging experience for virtual and in-person attendees. And finally, post event, we help nurture the leads generated at the event by taking all that event engagement data and integrating it into our customers MarTech stack in order to activate the sales & marketing team and to better understand their event ROI.

If you look at the modules below the hexagons. The 4 modules with the yellow boxes, such as venue diagramming and check in software, are for in-person events. The 3 modules with green boxes such as live streaming and video conferencing are for virtual events. But as you can see, most don’t have a box. That’s because those modules can be used for in-person, virtual, or hybrid. The point of the slide is the competitors that are coming at this from a virtual-first perspective have just a small subset of the functionality you need if you want to be the platform for their total event program.

As an investor, I think the key things for you to understand are:

1) We have a massive TAM of $30B. To be clear, this $30B TAM is just for business events. It doesn’t include sporting events, concerts, and other consumer like ticketing events.

2) We have a powerful, modern, and integrated end-to-end platform for virtual, in-person, and hybrid events.

3) We are in a great position to disproportionately benefit from, the digitization going on in our industry

But most importantly, we’re an execution machine. We have grown for over 60 straight quarters, except during the pandemic.

The Meetings and events is a 1 trillion-dollar industry. The 1 trillion includes things like business travel, audio visual equipment at your event, food, venue space, hotel rooms, and software. When you look at just the software portion of that global spend, Frost & Sullivan estimates our TAM to be nearly $30B. That $30B breaks out to about 26B event cloud and about 4B hospitality cloud. It’s a massive industry with lots of room for disruption.

So that $30B TAM that I just mentioned is really being driven by the emergence of virtual & hybrid events. Look, the pandemic was really a catalyst for innovation and fueled a huge shift across the entire business landscape. Event organizers had little had little choice but to embrace technology after virtually all in-person events were cancelled. But, they quickly realized that virtual events: Helped drive more attendees because of their accessibility to attend. Were lower in cost to host… and lower in cost to attend, naturally leading to a higher number of events being organized. And ultimately, more event technology – whether you are doing a virtual or hybrid event, you just simply can’t have your event without an event technology platform. The bottom line is now we’re seeing people organize more events, we’re seeing more attendees, and we’re seeing the need for more event technology.

So look, during the pandemic, everyone knows virtual events were the only way for people to meet.

We like to say 2020 & 2021 were all about virtual. But 2022 is about hybrid. Frost & Sullivan agreed with that thesis and has estimated that about 45% of technology spend will be for in-person events, and the remaining 55% will be split between virtual & hybrid. So what is clear is that every organization is going to need a platform that allows them to deliver all 3 models because that’s how their attendees want to engage with them.

Virtual events were a real catalyst for growth at Cvent. Once we launched our virtual platform, we saw almost $266M in virtual related bookings in TTM. And what we are showing here are some of the modules needed to put on a virtual event. The big circle in the middle is the $70M module that represents the actual delivery or streaming of the virtual event. The small circles are the other modules such as event registration, event websites, and other virtual related products that are necessary to execute a virtual event.

This next graph gives you a sense of how much our virtual related business has grown over the last 18 months. We grew from just $32M in 2019 to $266M in TTM:

Two things I want you to remember:

1)	How fast we launched and grew our virtual product in 18 months

2)	How fast we pivoted our entire business to support virtual events

Now, let me give you an update on what happened in Q3. We held our first earnings call on Nov 8th (in fact this was our first earnings call in over 5 years!). Billy will go into the details later on but essentially we announced Q3 revenue of $134M, resulting in a 13.1% YoY growth and we beat our guidance by $4.7 million, or 3.6%. The first driver of our accelerated growth in Q3 was new logos. We had hundreds of new logo wins representing nearly every type of organization. And more importantly, a majority of them continue to be multi-year deals. Because our clients have confidence that our platform has the flexibility to meet their needs, no matter what the mix of in-person, virtual, and hybrid events are in the future.

The second driver was expanding & upselling our existing customer base. We saw two key trends. First, Virtual is still an important growth driver & many customers are still buying it but what’s more exciting is almost all the customers on the screen didn’t just buy virtual, but they also bought in-person modules such as lead scoring, lead capture, appointments, session tracking, and contact less check in. Second, our deep integration into the MarTech stack is helping drive higher adoption of our platform because our customers are nurturing and analyzing more event data than ever. For example, at Cvent’s hybrid customer conference in August we collected 750K engagement points from our customers and prospects. You need a sophisticated event technology platform to leverage this valuable data.

Now in terms of the whitespace opportunity across our entire technology platform. When we apply the same methodology that Frost & Sullivan used when sizing our TAM, we arrive at a $2.7B billion opportunity across both of our clouds. In addition to using the Frost & Sullivan methodology, operationally, we also measure our share of wallet by calculating the TAM for each customer account individually. We feel confident that even if we never added another new logo, we see $2.7B of incremental opportunity within our existing client base.

So with that, let me hand it over to Billy.

Mr. Newman:

Thanks Reggie. There are four key reasons why we believe Cvent is positioned for financial success as a publicly traded company – our management team’s prior experience of running Cvent as a public company when we beat and raised all eleven quarters we were public, our revenue model, the business model’s history of growth and its ability to scale for significant margin expansion. So, let’s go a little deeper into these characteristics.

Over 90% of our revenue is recurring, with almost 80% coming from software subscriptions. This recurring revenue model, predominantly ratable revenue recognition and our multi-year deal culture – slightly less than 60% of the customer contracts we sign each year are multi-year contracts – make the business highly predictable and provide excellent financial visibility. Here’s a quick glance some of our business metrics – our customer base is large and diversified, and we’ve shown the ability to land and expand the relationships with our customers.

Now, there’s a lot of data on this slide, so I want to focus your attention on the two numbers shaded in orange. First, 30%—when Cvent was public, we grew by 30%. Second, 22%—that’s the rate the core Cvent business, excluding acquisitions and Lanyon, was growing between 2017 and 2019, and this was despite management having to focus on the Lanyon integration, and without that distraction, we believe the core Cvent business would have grown by more than 22%. Now, after the announcement of Vista’s acquisition of Cvent in April 2016, our growth slowed for two reasons – first, the uncertainty the combination of Cvent and Lanyon created for our customer prospects and existing customers created a headwind to our growth in 2016 and 2017. Second and more importantly, our growth rate declined because Lanyon was a declining $130M business when we were combined with them. Despite this, the overall business, Cvent plus Lanyon, grew by approximately 20% in 2019, and was poised to grow in the low 20 percent range moving forward because the Lanyon integration was behind us. So, when you think about our top-line forecast for 2022 and 2023, which calls for approximately 22% growth, we believe the COVID bounce back alone will effectively get us to that growth rate since the business was on a trajectory to grow at a similar rate pre-COVID. Layer on top of that the impact of the new growth vector created by virtual and hybrid events, and you can see why we feel our forecast has the appropriate level of conservatism. So, let’s look at how the business if performing now.

Q3 total revenue grew by 13% and we beat our guidance by $4.7 million, or 3.6%. Event Cloud revenue grew by 27% fueled by strong momentum across the event platform, including the Virtual Attendee Hub, core Event Management and onsite solutions as in-person meetings slowly begin to return despite the lingering impact of the delta variant. Hospitality Cloud revenue declined by 9%, but is showing signs of recovery as the rate of decline continues to fall – Hospitality Cloud revenue was down 29% in Q1 and 23% in Q2. What we’re most excited about in Q3 is our strong return to revenue growth after five COVID impacted quarters. Thanks to our quick pivot to virtual, revenue growth has steadily moved in a positive direction since it bottomed out in Q4 of 2020, and we now expect to exit the year with 22% growth in Q4 based on the revised guidance we provided in our Q3 earnings call a few weeks ago – let’s take a look at that in more detail.

As a result of the strong business momentum we saw in Q3, we increased our revenue and adjusted EBITDA guidance for Q4 and full year 2021. Q4 revenue growth guidance was increased from 20.1% to 21.7% at the mid-point, so as you can see, we’re already approaching the growth rates we’ve forecasted for 2022 and 2023. Full year growth is now expected to be 3.2% at the mid-point, compared to our prior guidance of 1.7%. We also increased our full-year 2021 adjusted EBITDA guidance as a result of the increased revenue expectations, and we now expect adjusted EBITDA margin to be 18.1% at the mid-point, compared to our prior guidance of 17.7%. And here are two key operating metrics that show you the strong positive momentum we’re seeing in the business.

Net dollar retention rate continues to recover from the low point it hit in Q1 of this year. This recovery is being driven by the Event Cloud, where we’re seeing strong traction for the Virtual Attendee Hub within our existing client base. Once the Hospitality Cloud really starts to recover, we believe this metric will bounce back to pre-pandemic levels and increasing above those levels to approximately 115% in the future, and here’s why:

First, our updated event management platform, Flex, will increase upsells and retention rates

Second, the addition of the virtual element to our software platform will create more cross-sell opportunities

Third, the multiplier effect Reggie discussed – more event attendees, more events and more technology used at events

And fourth, the need to use one platform that serves as the single source of truth for all event types, virtual, in-person and hybrid, will increase our client retention

The same trend is apparent for the number of clients with over $100 thousand in annual recurring revenue. We hit a record number for the second quarter in a row thanks to the success we’re seeing with selling the Virtual Attendee Hub into our existing client base. This is a positive sign for the business since the net dollar retention rate of clients with more than $100 thousand in ARR is demonstrably higher than those with less than $100 thousand. Turning to profitability, adjusted EBITDA margin in Q3 was down relative to the prior year due to the investments for growth we started to make in late 2020 as a result of the business beginning to recover. Additionally, the Q3 2020 margin benefits from the extreme steps we took to cut costs in response to COVID. A more representative compare would be year-to-date 2021 versus the pre-pandemic full year of 2019, year-to-date 2021 adjusted EBITDA margin is 18.9%, and full year 2019 was 19.0%, despite the drop in margin in Q3, our free cash flow before debt interest payments was significantly higher than the prior year due to strong client cash collections and the bookings growth we’ve seen since the beginning of the year.

Looking at our adjusted EBITDA forecast for 2021 to 2023… In 2021, margin is dropping since we are investing in the business to support the return to revenue growth we’re seeing. The continued drop from 21 to 22 is a conscious decision by management to continue to invest in sales and marketing and especially R&D to double-down on the opportunity created by virtual and hybrid events. And by the end of 2022, we believe we’ll be in position to dial back investment and begin to expand margin.

On a longer-term basis, here is what we think is achievable in terms of profitability. Keep in mind our adjusted EBITDA margin has been above 25% in two of the past four years – in 2017 and 2020, showing the business can operate at higher margins. Now, these targets assume a steady-state revenue growth rate – think 10 to 12 percent – not the high growth rate we’re assuming for the next several years given the huge greenfield opportunity ahead of us. So, the margin improvement you see is due to the economies of scale created by the higher top-line we’ll have in the future and the significantly lower investment to support a 10 to 12 percent growth rate business. At the end of the day, we have always ran our business with a balanced approach to revenue growth and margin based on what the current situation calls for, and you saw this when we increased our adjusted EBITDA margin by 600 basis points in. This ability to adapt the business to the needs of the day and our proven track record of being good stewards of capital is what gives us confidence that these margins are achievable longer-term

With that, I’ll turn it back over to Reggie

Mr. Aggarwal:

As we wrap up the presentation, there are 3 numbers I want to you remember:

$266M. That’s our TTM virtual bookings, which is up from 32M from 2019. Virtual and hybrid are powerful new vectors of growth.

The number 1.

We believe that event planners & marketers are looking for one single source of truth. And they are looking for one platform that can handle the complexity that comes with having virtual, hybrid, and in-person events.

Finally, $30B. The digital transformation of the 1 trillion-dollar event industry has created a $30B opportunity that will drive our growth for the next decade and we believe we are well positioned to continue to be a global category leader.

So my final thoughts are: This is the most fired up I’ve been, and this is the most fired up my team has been, since we were a start up. No matter how the industry decides to meet in the future, we’ll be there. You want it in-person? That’s Cvent. You want it virtual? That’s Cvent. You want it hybrid? That’s also Cvent. Thank you for listening. Let’s now go to final Q&A.

Additional Information

In connection with the Business Combination, Dragoneer has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which includes a preliminary prospectus and preliminary proxy statement. Dragoneer has mailed a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Dragoneer has sent to its shareholders in connection with the Business Combination. The information filed by Dragoneer contains substantially more information about Cvent than is being furnished with this communication and may contain information that an investor will consider important in making a decision regarding an investment in Dragoneer securities. INVESTORS AND SECURITY HOLDERS OF DRAGONEER ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH DRAGONEER’S SOLICITATION OF PROXIES FOR ITS EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION (AND RELATED MATTERS), AS WELL AS ANY AMENDMENTS THERETO, AND THE EFFECTIVE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH SUCH SOLICITATION BECAUSE THEY CONTAIN

IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. The definitive proxy statement/final prospectus has been mailed to shareholders of Dragoneer as of the record date of October 29, 2021 for voting on the Business Combination. Shareholders are also able to obtain copies of the proxy statement/prospectus, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Dragoneer Growth Opportunities Corp. II, One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129.

Participants in the Solicitation

Dragoneer, Cvent and certain of their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Dragoneer’s shareholders in connection with the Business Combination. DRAGONEER’S SHAREHOLDERS AND OTHER INTERESTED PERSONS MAY OBTAIN, WITHOUT CHARGE, MORE DETAILED INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF DRAGONEER IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020, WHICH WAS FILED WITH THE SEC ON MARCH 31, 2021 AND IN ITS QUARTERLY REPORTS ON FORM 10-Q FOR THE QUARTERS ENDED MARCH 31, 2021, JUNE 30, 2021 AND SEPTEMBER 30, 2021, WHICH WERE FILED WITH THE SEC ON JUNE 21, 2021, AUGUST 16, 2021 AND NOVEMBER 15, 2021, RESPECTIVELY. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO DRAGONEER’S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION AND OTHER MATTERS TO BE VOTED AT THE SPECIAL MEETING ARE SET FORTH IN THE REGISTRATION STATEMENT FOR THE BUSINESS COMBINATION. Investors and Dragoneer’s shareholders may obtain more detailed information regarding the names and interests in the Business Combination of Dragoneer’s directors and officers in Dragoneer’s filings with the SEC, including the Registration Statement filed with the SEC by Dragoneer, which includes the proxy statement of Dragoneer for the Business Combination, and such information and names of Cvent’s directors and executive officers are also in the Registration Statement filed with the SEC by Dragoneer, which includes the proxy statement of Dragoneer for the Business Combination.

Forward Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks. Forward-looking statements in this communication include, but are not limited to, statements regarding future events, such as the proposed Business Combination between Dragoneer and Cvent, including the timing and structure of the transaction, the likelihood and ability of the parties to successfully consummate the Business Combination, the PIPE and the Forward Purchase Agreement, the amount of funds available in the trust account as a result of shareholder redemptions or otherwise, as well as statements about the composition of the board of directors of the company. We cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward looking statements are subject to a number of risks and uncertainties, including, among others, the general economic, political, business and competitive conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement or any related agreements or could otherwise cause the transaction to fail to close; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and the transactions contemplated by the Business Combination; the ability of existing investors to redeem the ability to complete the Business Combination due to the failure to obtain approval from Dragoneer’s shareholders, or the risk that the approval of the shareholders of Dragoneer for the potential transaction is otherwise not obtained; the failure to satisfy other closing conditions in the Business Combination Agreement or otherwise, the occurrence of any event that could give rise to the termination of the Business Combination Agreement; the failure to obtain financing to complete the Business Combination, including to consummate the PIPE or the transactions contemplated by the Forward Purchase Agreement; the ability to recognize the anticipated benefits of the Business Combination; the impact of COVID-19 on Cvent’s business and/or the ability of the parties to complete the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Dragoneer and Cvent; the risk that the Business Combination disrupts current plans and operations of Dragoneer or Cvent as a result of the announcement and consummation of the Business Combination; the ability of the Company to grow and manage growth profitably and retain its key employees; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the Business Combination; costs related to the Business Combination; and other risks and uncertainties, including those to be included under the header “Risk Factors” in the registration statement on Form S-4 filed by Dragoneer with the SEC, those included under the header “Risk Factors” in the final prospectus of Dragoneer related to its initial public offering and those under the heading “Summary Risk Factors” in the investor presentation filed as Exhibit 99.3 to Dragoneer’s Current Report on Form 8-K filed on July 23, 2021. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent our views as of the date of this communication. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTIONS OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.